                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               AHL Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                        ---------------------------------
                         (Title of Class of Securities)

                                   001296 10 2
                               -------------------
                                 (CUSIP Number)

                              Mr. Graeme P. Denison
                            Caledonia Investments plc
           Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN

                                (44-20-7802-8080)
                ------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)

                                 March 28, 2003
           -----------------------------------------------------------
               (Date of Event which Requires Filing of Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001296 10 2                  13D
         -----------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Caledonia Investments plc
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [X]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      England
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 9,500,123 (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            9,500,123 (See Item 5)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      9,500,123 (See Item 5)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      60.2% (See Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO. 001296 10 2                  13D
         -----------------
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      The Cayzer Trust Company Limited
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      Not Applicable
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      England
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 9,500,123 (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            9,500,123 (See Item 5)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      9,500,123 (See Item 5)
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      60.2% (See Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

         Item 1. Security and Issuer

         This Amendment No. 2 on Schedule 13D (this "Statement") relates to the common stock ($.01 par value) ("Common Stock") of AHL Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Wilson Blvd., Suite 910, Arlington, VA 22209.

         Item 2. Identity and Background

         (a) This Statement is filed by Caledonia Investments plc ("Caledonia" or the "Reporting Person") as the beneficial owner of the 9,500,123 shares of Common Stock or 60.2% of the outstanding shares, previously referenced on page 2 and more fully described under Items 3, 4 and 5 below. The Cayzer Trust Company Limited ("Cayzer Trust" or the "Additional Person") is an indirect beneficial owner of this Common Stock given its direct holding of 37.7% of the outstanding Common Stock of Caledonia. Cayzer Trust may be deemed to control Caledonia. The filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists.

          (b)-(c),(f) The principal business address for Caledonia and Cayzer Trust is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia and Cayzer Trust are investment holding companies. The addresses of the officers and directors of Caledonia and Cayzer Trust are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the Caledonia and Cayzer Trust is set forth on Schedule A hereto and is incorporated herein by reference. Caledonia and Cayzer Trust are corporations organized under the laws of England.

         (d)-(e) During the last five years, neither any Reporting Person, nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration

         The increase in beneficial ownership of the Reporting Person from 1,682,000 shares of Common Stock to 9,500,123 shares reported in this Statement occurred as a result of the Reporting Person and each of Huevos Holdings, Inc. ("Huevos"), Frank A. Argenbright, Jr. and certain of his affiliates (collectively, the "Argenbright Shareholders") and A. Clayton Perfall ("Mr. Perfall") agreeing to vote all shares of Common Stock beneficially owned by them for the approval and adoption of the Merger Agreement, the merger and the amended and restated articles of incorporation of the Issuer. The voting agreement of the Reporting Person, Huevos, the Argenbright Shareholders and Mr. Perfall in the Merger Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder. As a result, Caledonia would be deemed to have shared voting power with respect to an aggregate amount of 9,500,123 shares of Common Stock (which includes 531,250 shares subject to option exercisable within 60 days after March 28, 2003) beneficially owned collectively by Huevos, the Argenbright Shareholders, Mr. Perfall and Caledonia.

         Item 4. Purpose of Transaction

         On March 28, 2003, the Reporting Person, Huevos, the Issuer, the Argenbright Shareholders and Mr. Perfall entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Huevos entered into the Merger Agreement with the intent of acquiring control of the Issuer. Pursuant to the Merger Agreement, but subject to satisfaction of the conditions precedent set forth therein, Huevos will merge with and into the Issuer, with the Issuer remaining as the surviving legal entity after the merger.

         As a result of the merger:

          o Each outstanding share of Common Stock, other than shares of Common Stock held by the Reporting Person, Argenbright Shareholders and Mr. Perfall (collectively, the "Re-Investing Shareholders"), will be cancelled and converted into the right to receive $1.50 in cash.

          o Each outstanding share of Common Stock held by the Re-Investing Shareholders will be canceled and converted into the right to receive 1.5 shares of Series B Participating Preferred Stock of the surviving corporation.

          o Each outstanding share of preferred stock of AHL issued after amendment to the Issuer's articles of incorporation but prior to the merger, will remain issued and outstanding.

          o Each outstanding share of Huevos common stock will be converted into .0625 shares of common stock of the surviving corporation and one share of Series B Participating Preferred Stock of the surviving corporation.

          o Each outstanding stock option to purchase shares of Common Stock granted under any stock option plan of the Issuer, or otherwise, will become fully vested and exercisable by the holder thereof immediately prior to the effective time of the merger and, if not exercised by the holder prior to the effective time of the merger, such stock option will be canceled and no consideration will be exchanged in lieu thereof.

          o The directors of Huevos will become the initial directors of the surviving corporation, each to hold office in accordance with the constituent documents of the surviving corporation.

          o The officers of the Issuer will continue to be the officers of the surviving corporation.

          o The Issuer will amend and restate its articles of incorporation upon receipt of the requisite shareholder approval, and prior to completion of the merger, and such amended and restated articles of incorporation will become the amended and restated articles of incorporation of the surviving corporation.

          o The board of directors of the Issuer will amend and restate the bylaws of the Issuer which will become the amended and restated bylaws of the surviving corporation.

          o The surviving corporation will continue to be governed by the Laws of the State of Georgia.

         Conditions to the merger of Huevos with and into the Issuer include:

          o Approval of the merger by a majority of all shares of Common Stock entitled to vote at the shareholders' meeting, as well as the approval of a majority of all shares of Common Stock not held by the Re-Investing Shareholders.

          o Receipt by Huevos of the Financing Arrangements (as described below in Item 6) or of alternative financing with terms that are not materially less favorable than those specified in the Financing Arrangements.

          o Receipt by the special committee of the Issuer's Board of Directors of a fairness opinion from the financial advisor to the special committee.

          o    Receipt of certain regulatory approvals and other consents.

         The Re-Investing Shareholders each agreed pursuant to the Merger Agreement to vote all shares of Common Stock beneficially owned by them for the approval and adoption of the Merger Agreement, the merger and the amended and restated articles of incorporation.

         The total consideration to be paid by Huevos for the transactions described herein, including the cash to be paid in exchange for outstanding shares of Common Stock not held by the Re-Investing Shareholders and the refinancing of the debt of AHL, is approximately $100 million.

         Upon consummation of the transactions contemplated by the offer, the shares of Common Stock will be delisted from trading on the Nasdaq Stock Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

         References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement included as an exhibit to this Schedule 13D and incorporated by reference herein.

         Other than as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals consistent with applicable law.

         Item 5. Interest in Securities of Issuer

         (a)-(b) As of the date on which this Statement is executed, Caledonia directly beneficially owns 1,682,000 shares of Common Stock of the Issuer constituting approximately 11.03% of the 15,246,792 shares of the Issuer's issued and outstanding shares of Common Stock as of March 28, 2003. In addition, assuming that Caledonia is deemed to have formed a group with Huevos and the other Re-Investing Shareholders for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder by entering into the Merger Agreement, Caledonia may share voting power over and, therefore, shared beneficial ownership of an additional 7,818,123 shares of Common Stock for an aggregate of 9,500,123 shares, constituting approximately 60.2% of the outstanding Common Stock based on 15,778,042 shares of Common Stock outstanding on March 28, 2003 (which amount outstanding includes 531,250 shares subject to options held by certain of the Re-Investing Shareholders and exercisable within 60 days after March 28, 2003). By virtue of the relationships described in Item 2, Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Caledonia. The filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists.

         (c) Other than as set forth in this Statement, to the best of the Reporting Person's knowledge as of the date hereof, the Reporting Person does not beneficially own any Common Stock, and there have been no transactions in shares of the Common Stock effected during the past 60 days by the Reporting Person.

         (d)-(e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. The Merger Agreement (discussed herein) is included as an exhibit to this Statement.

         CGW Southeast Partners IV, L.P., a Delaware partnership, ("CGW IV") entered into a fee agreement with Caledonia dated March 28, 2003 pursuant to which CGW IV agreed to direct a portion of an investment banking fee equal to $100,000 to Caledonia at the closing of the merger and the other transactions described in the Merger Agreement. The reference to, and description of, the Fee Agreement as set forth in this Item 6 is qualified in its entirety by reference to the copy of the Fee Agreement included as an exhibit to this Statement and incorporated by reference herein.

         Item 7. Material to Be Filed as Exhibits

         The following documents are filed as exhibits to this Statement:

         (a) Agreement and Plan of Merger by and among Huevos Holdings, Inc. and AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, and Caledonia Investments plc dated as of March 28, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by AHL Services, Inc. on March 31, 2003).

         (b) Fee Agreement dated March 28, 2003 by and among CGW Southeast Partners IV, L.P. and Caledonia Investments plc.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         April 8, 2003                      CALEDONIA INVESTMENTS PLC

                                            By: /s/ Graeme P. Denison
                                                ------------------------------
                                            Name:  Graeme P. Denison
                                            Title: Company Secretary

         April 8, 2003                      THE CAYZER TRUST COMPANY LIMITED


                                            By:  /s/ Dominic V. Gibbs
                                                 -----------------------------
                                            Name:  Dominic V. Gibbs
                                            Title:  Company Secretary

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

                                                         Principal
Name                         Residence                   Occupation                  Citizenship
----                         ---------                   ----------                  -----------

C. M. Allen-Jones            Beacon House                Retired                    United Kingdom
                             Arkesden
                             Nr. Saffron Walden
                             Essex
                             CB11 4HF
                             England

Peter N. Buckley             6 Albert Place              Chairman,                  United Kingdom
                             London                      Caledonia
                             W8 5PD                      Investments plc
                             England

J. H. Cartwright             Rectory Meadow              Finance Director,          United Kingdom
                             Hawthorn Place, Penn        Caledonia
                             Buckinghamshire             Investments plc
                             HP10 8EH
                             England

Hon. C. W. Cayzer            Finstock Manor              Executive Director,        United Kingdom
                             Finstock                    Caledonia
                             Oxfordshire                 Investments plc
                             OX7 3DG
                             England

M. E. T. Davies              Admington Hall              Chairman,                  United Kingdom
                             Shipston-on-Stour           Thornhill Holdings Ltd.
                             Warwickshire
                             CV36 4JN
                             England

G. P. Denison                16 Highfield Road           Company Secretary,         United Kingdom
                             Hertford                    Caledonia
                             Hertfordshire               Investments plc
                             SG13 8BH
                             England



                                                         Principal
Name                         Residence                   Occupation              Citizenship
----                         ---------                   ----------              -----------

T. C. W. Ingram              6 Ranelagh Avenue           Chief Executive,          United Kingdom
                             London                      Caledonia
                             SWG 3PJ                     Investments plc
                             England

Sir David Kinloch            29 Walpole Street           Deputy Chief Executive,    United Kingdom
                             London,                     Caledonia Investments plc
                             SW3 4QS
                             England

J. R. H. Loudon              Olantigh                    Company Director           United Kingdom
                             Wye
                             Ashford
                             Kent, England
                             TN25 5EW

D.G.F. Thompson              Albrighton Hall             Company Director           United Kingdom
                             High Street
                             Albrighton
                             Wolverhampton
                             WV7 3JQ
                             England

M. G. Wyatt                  Pippin Park                 Non-executive director,    United Kingdom
                             Lidgate, Newmarket          Caledonia Investments plc
                             Suffolk
                             CB8 9PP, England


(ii) Directors and Executive Officers of The Cayzer Trust Company Limited


                                                         Principal
Name                         Residence                   Occupation              Citizenship
----                         ---------                   ----------              -----------
Peter N. Buckley             6 Albert Place             Chairman,                   United Kingdom
                             London                     Caledonia Investments plc
                             W8 5PD
                             England

Hon. C. W. Cayzer            Finstock Manor             Executive Director,         United Kingdom
                             Finstock                   Caledonia Investments plc
                             Oxfordshire
                             OX7 3DG
                             England

P. R. Davies                 No. 6 Belvedere House      Lawyer                      United Kingdom
                             Priory Road,
                             Sunningdale,
                             Berkshire SL5 9RH
                             England

D.V. Gibbs                   Flat 2                     Director and Company        United Kingdom
                             143 Finborough Road        Secretary,
                             London SW10 9AW            The Cayzer Trust
                             Enbland                    Company Limited

Hon. Mrs. Gilmour            Flat 8                     Art Historian               United Kingdom
                             62 Rutland Gate
                             London SW7 1PJ
                             England

I. A. Leeson                 Eaton House                Chartered Accountant        United Kingdom
                             7 Eaton Park
                             Cobham
                             Surrey KT11 2JF
                             England

J. I. Mehrtens               51 Oxenden Wood Road       Director                    United Kingdom
                             Chelsfield Park            The Cayzer Trust
                             Orpington,                 Company Limited
                             Kent BR6 6HP
                             England



                                                         Principal
Name                         Residence                   Occupation              Citizenship
----                         ---------                   ----------              -----------

M. G. Wyatt                  Pippin Park                Non-executive director,     United Kingdom
                             Lidgate, Newmarket         Caledonia Investments plc
                             Suffolk
                             CB8 9PP
                             England